Celanese AG

Media Relations

@Celanese

Press Information

Corporate Center Frankfurter Straße 111 61476 Kronberg/Ts. Germany
Date: May 30, 2005

Celanese AG Half Year Report For Fiscal Year 2004/2005

Kronberg, Germany - (CZZ: FSE): In the first six months of its 2004/2005 fiscal year, sales for Celanese AG declined to €1,070 million from €1,967 million in the same period a year earlier. The decline resulted from the company's October 2004 sale of its subsidiary, Celanese Americas Corporation (CAC), via Celanese Europe Holding GmbH & Co. KG to BCP Caylux Holdings Luxembourg S.C.A. (BCP Caylux), which is a wholly-owned indirect subsidiary of Celanese Corporation. CAC was the holding company for Celanese AG's North American operations and was divested for €291 million. This decline in sales was partially offset by increased sales from the company's remaining businesses. Net earnings of Celanese AG for the six months ended March 31, 2005 rose to €127 million from €79 million in the comparable period last year.

On a comparable basis, net sales rose by approximately 12%, mainly on higher pricing in the Chemical Products segment as a result of strong demand, high industry utilization, and higher raw material costs. Sales also benefited from moderate volume growth due to new applications in Technical Polymers Ticona segment, which were partly offset by lower pricing. Volumes grew in the Performance Products segment as a result of increased demand for Sunett® sweetener, which was offset by lower selling prices and unfavorable currency movements.

Operating profit climbed to €137 million in the six months ended March 31, 2005 from €34 million in the same period last year. The increase resulted largely from higher pricing and increased volumes, which more than offset higher raw material and energy costs. These increases outweighed the effects of the sale of CAC. Operating profit also included €26 million of special charges largely for a non-cash asset impairment related to Ticona's plans to dispose of the cyclo-olefin copolymer (COC) business. Operating profit in the comparable period a year earlier was negatively influenced by expense for stock appreciation rights, restructuring charges at Ticona and advisory fees in connection with the takeover of Celanese AG by Blackstone.

Net earnings rose to €127 million from €79 million in the comparable period last year due to higher operating profit and income related to an early contractual settlement of receivables related to the sale in 2000 of Celanese AG's interest in Vinnolit Kunststoff GmbH and Vintron GmbH. These increases were partially offset by a higher income tax provision and minority interests. The minority interest was generated from the sale of CAC, which owns 30 percent of our Singapore subsidiaries.

Balance Sheet

The balance sheet structure has improved significantly. The company has a capital ratio of 65%, with cash and cash equivalents exceeding financial debt. Trade working capital decreased from €656 million as of September 30, 2004 to €396 million at the end of March 2005. This decline is largely due to the divestment of CAC. Net debt fell below zero from €365 million at the end of September 2004 as a significant portion of Celanese AG's debt was transferred with CAC and cash and cash equivalents increased from €222 million to €397 million.

Notes receivable with parent represents unsecured notes originally due from CAC and the receivable resulting from the sale of CAC and CPO, a purchasing unit. Prior to September 30, 2004, the original notes due from CAC were eliminated in consolidation. These unsecured notes bear an interest rate of 4.67% and mature in 2009.

Total shareholders' equity increased from €1,888 million to €2,350 million mainly due to the net contribution of €344 million from Celanese AG's parent for the transfer of CAC and CPO, and net earnings of €127 million. These contributions were slightly offset by €37 million in earnings that were transferred to the parent, as part of the domination and profit and loss transfer agreement.

Cash Flow

Cash flow from operating activities increased to a cash inflow of €115 million for the six months ended March 31, 2005 compared to a cash inflow of €57 million for the same period last year. This increase resulted primarily from higher earnings from continuing operations, which increased by €57 million to €106 million in the six months ended March 31, 2005, as well as a reduction in the changes in operating assets and liabilities of €133 million. This reduction is primarily attributable to the absence of a €76 million payment of a third party obligation and a €52 million pension contribution, which were made in the six months ended March 31, 2004. These increases in cash inflows were partially offset by lower depreciation and amortization of €88 million mainly due to the transfer of CAC.

Net cash from investing activities increased to a cash inflow of €3 million in the six months ended March 31, 2005 compared to a cash outflow of €3 million for the same period last year. The net proceeds from the disposal of discontinued operations represents cash received in the six months ended March 31, 2005 from an early contractual settlement of receivables of €43 million related to the sale in 2000 of the company's interest in Vinnolit Kunststoff GmbH and Vintron GmbH while the net proceeds of €111 million in the same period last year represented the net proceeds from the sale of the acrylates business. These decreases in cash inflows were partially offset by the decrease in net cash outflows of €20 million related to the net purchase of marketable securities in the six months ended March 31, 2004 as well as a reduction in capital expenditures of €60 million for the same period, which are attributable to the sale of CAC.

Net cash from financing activities increased to a cash inflow of €60 million for the six months ended March 31, 2005 compared to a cash outflow of €11 million in the same period last year. The increased cash inflow primarily related to net borrowings of €50 million in the six months ended March 31, 2005, compared to net repayments of €11 million for the same period last year. The company also received proceeds of €10 million from the issuance of treasury stock in the six months ended March 31, 2005.

Overview of Segments

Chemical Products

Chemicals Products' net sales decreased by 37% to €814 million for the six months ended March 31, 2005 compared to the same period last year, largely due to the divestiture of the North American business (-46%). Price increases of €139 million (+11%) were partly offset by lower volumes of €18 million (-1%), unfavorable currency effects and a segment composition change of €17 million (-1%).

On a comparable basis, pricing increased significantly for most products, driven by strong demand, high industry utilization across the chemical industry, and higher costs for raw materials, as well as product purchased from an affiliated company for resale. Volumes, however, were slightly lower for the six months ended March 31, 2005 due to a competitor outage in the same period a year ago and slightly lower Asian volumes this year due to the tight supply of ethylene.

Operating profit increased to €138 million for the six months ended March 31, 2005 from €64 million in the same period last year as higher pricing and productivity improvements more than offset higher raw material costs and the effects of the divestiture of the North American business.

Technical Polymers Ticona

Net sales for Ticona decreased by 44% to €191 million for the six months ended March 31, 2005 compared to €340 million in the same period last year largely due to the divestiture of the North American business (-46%). Volume increases of €9 million (3%) more than offset lower average pricing of €3 million (-1%).

On a comparable basis, volumes increased in most business lines due to the successful introduction of new applications. Polyacetal volumes declined on lower sales to the European automotive sector and the company's focus on high-end business.

Successfully implemented price increases were more than offset by lower average pricing for certain product lines due to the commercialization of low cost grades.

Special charges rose to €25 million compared to €15 million for the same period last year as a result of a non-cash impairment charge associated with a plan to dispose of the cyclo-olefin copolymer business. Special charges in 2004 largely consisted of restructuring costs for the redesign of the U.S. operations.

Operating profit decreased to €6 million from €15 million in the same period last year primarily due to the divestiture of the CAC, higher special charges, and increased raw material costs. Partly offsetting these effects were higher volumes, lower depreciation expense, productivity savings and the effects of an inventory build for a planned maintenance turnaround.

Performance Products

Net sales for the Performance Products segment remained unchanged compared to the same period last year at €68 million as higher volumes (+11%) were offset by lower pricing (-10%) and unfavorable currency effects (-1%). The segment was not affected by the divestiture of the company's North American business.

Higher volumes for Sunett® sweetener reflected strong growth from new and existing applications in the U.S. and European beverage and confectionary markets. Pricing for Sunett declined mainly on lower unit selling prices associated with higher volumes to major customers. Pricing for sorbates continued to recover, although worldwide overcapacity still prevailed in the industry.

Operating profit remained relatively unchanged at €19 million compared to €18 million in the same period last year as strong volumes for Sunett and cost savings offset lower pricing. A primary European and U.S. production patent for Sunett expired at the end of March 2005.

Other Activities

Following the divestiture of the North American business, the segment Other Activities primarily consists of corporate center costs in Europe.

Net sales for Other Activities decreased to €1 million in the six months ended March 31, 2005 from €21 million in the same period last year largely as the group's insurance companies were part of the divestiture described above.

The operating loss improved to €26 million from €73 million in the comparable period last year due to the absence of expenses for advisory services, stock appreciation rights and U.S. corporate center costs.

Outlook

We expect overall underlying business conditions in the third quarter of our fiscal 2004/2005 year to be similar to those of the first half of our fiscal year. In the fourth quarter, we face the challenges of projected new capacity coming on stream in Asia for acetyls, which could loosen the tight supply/demand balance. As a dominated company, we will not offer guidance on operating profit, which can be influenced by unilateral decisions of our parent. Should those decisions result in a loss for Celanese AG, then the company must be compensated.

Financial Highlights (1)

Statements of Operations Data:

in € millions	6M 2005	6M 2004
Net sales	1.070	1.967
Special charges	-26	-34
Operating profit	137	34
Earnings from continuing operations before tax
and minority interests	179	55
Earnings from continuing operations	106	49
Earnings from discontinued operations	21	30
Net earnings	127	79

Balance Sheet Data:

	Mar 31	Sep 30
in € millions	2005	2004
Trade receivables, net - third party and affiliates	342	666
Plus: Inventories	189	455
Less: Trade payables - third party and affiliates	135	465
Trade working capital	396	656

Short-term borrowings and current installments of long-term debt - third party affiliates	221	102
Plus: Long-term debt	87	485
Total debt	308	587
Less: Cash and cash equivalents	397	222
Net debt	-89	365

Other Data:

in € millions (except for percentages)	6M 2005	6M 2004
Operating margin(2)	12,8%	1,7%
Earnings from continuing operations before tax and minority interests as a percentage of net sales	16,7%	2,8%
Depreciation and amortization expense	38	126
Capital expenditures	40	100
Number of employees on a continuing basis (end of period) in thousands	3,5	9,3

(1) Refer to "Basis of Presentation"

(2) Defined as operating profit as a % of net sales

Consolidated Statements of Operations

in € millions	6M 2005	6M 2004
Net sales	1.070	1.967
Cost of sales	-803	-1.645
Gross profit	267	322

Selling, general and administrative expenses	-84	-216
Research and development expenses	-22	-39
Special charges	-26	-34
Foreign exchange gain, net	2	-
Gain on disposition of assets	-	1
Operating profit	137	34

Equity in net earnings of affiliates	2	14
Interest expense	-7	-16
Interest income	45	12
Other income (expense), net	2	11
Earnings from continuing operations before tax and minority interests	179	55

Income tax provision	-48	-6
Earnings from continuing operations before minority interests	131	49

Minority interests	-25	-
Earnings from continuing operations	106	49

Earnings from operation of discontinued operations (including gain on disposal of discontinued operations)	21	20
Income tax benefit	-	10
Earnings from discontinued operations	21	30
Net earnings	127	79

Consolidated Balance Sheets

	Mar 31	Sept 30
in € millions	2005	2004
ASSETS
Current Assets:
Cash and cash equivalents	397	222
Receivables, net:
Trade receivables, net - third party and affiliates	342	666
Other receivables	277	459
Inventories	189	455
Deferred income taxes	-	54
Other assets	7	32
Assets of discontinued operations	-	4
Total current assets	1.212	1.892

Investments	235	447
Property, plant and equipment, net	539	1.202
Deferred income taxes	68	442
Notes receivable with parent	968	-
Other assets	130	469
Goodwill	441	865
Intangible assets, net	20	23
Total assets	3.613	5.340
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings and current installments of long-term debt - third party and affiliates	221	102
Accounts payable and accrued liabilities:
Trade payables - third party and affiliates	135	465
Other current liabilities	434	608
Deferred income taxes	7	17
Income taxes payable	105	253
Liabilities of discontinued operations	-	9
Total current liabilities	902	1.454

Long-term debt	87	485
Deferred income taxes	70	85
Benefit obligations	46	1.022
Other liabilities	24	378
Minority interests	134	28
Shareholders' equity:
Common stock	140	140
Additional paid-in capital	2.862	2.545
Retained earnings (deficit)	31	-96
Accumulated other comprehensive loss	-587	-595
Treasury stock at cost	-96	-106
Shareholders' equity	2.350	1.888
Total liabilities and shareholders' equity	3.613	5.340

Consolidated Statements of Shareholders' Equity

				Accum-
				ulated
				Other
		Addi-		Compre-		Total
		tional	Retained	hensive		Share-
	Common	Paid-in-	Earnings	Income	Treasury	holders'
in € millions	Stock	Capital	(Deficit)	(Loss)	Stock	Equity
Balance at September 30, 2004	140	2.545	-96	-595	-106	1.888

Comprehensive income (loss), net of tax:
Net earnings			127			127
Other comprehensive income (loss):
Unrealized loss on securities				-1		-1
Foreign currency translation				9		9
Additional minimum pension liability				1		1
Unrealized loss on derivative contracts				-1		-1
Other comprehensive income				8		8
Comprehensive income						135
Contribution from Parent related to transfer of entities		344				344
Earnings transferred to Parent		-37				-37
Settlement of demerger liability		2				2
Exercise of stock options funded by treasury stock		6			10	16
Management compensation		2				2
Balance at March 31, 2005	140	2.862	31	-587	-96	2.350

Consolidated Statements of Cash Flows

in € millions	6M 2005	6M 2004
Operating activities of continuing operations:
Net earnings	127	79
Earnings from discontinued operations	-21	-30
Adjustments to reconcile net earnings to net cash (used in) provided by operating activities:
Special charges, net of amounts used	20	52
Stock based compensation	-	19
Depreciation and amortization	38	126
Change in equity of affiliates	5	-2
Gain on disposition of assets, net	-	-1
Write downs of investments	-	4
Loss on foreign currency, net	9	31
Minority interests	25	-
Changes in operating assets and liabilities	-88	-221
Net cash provided by operating activities	115	57

Investing activities of continuing operations:
Capital expenditures on property plant and equipment	-40	-100
Acquisitions of businesses and purchases of investments	-	-2
Proceeds on sale of assets	-	8
Net proceeds from disposal of discontinued operations	43	111
Proceeds from sale of marketable securities	-	65
Purchases of marketable securities	-	-85
Net cash provided by (used in) investing activities	3	-3

Financing activities of continuing operations:
Short-term borrowings (repayments), net	47	-36
Proceeds from long-term debt	5	50
Payments of long-term debt	-2	-25
Purchase of treasury stock	10	-
Net cash provided by (used in) financing activities	60	-11

Exchange rate effects on cash and cash equivalents	-3	-3
Net increase in cash and cash equivalents	175	40

Cash and cash equivalents at beginning of period	222	36
Cash and cash equivalents at end of period	397	76
Net cash provided by (used in) discontinued operations:
Operating activities	43	-123
Investing activities	-43	123
Net cash provided by discontinued operations	-	-

Net Sales

in € millions	6M 2005	6M 2004
Chemical Products	814	1.298
Acetate Products	-	285
Technical Polymers Ticona	191	340
Performance Products	68	68
Segment total	1.073	1.991
Other activities	1	21
Intersegment eliminations	-4	-45
Total	1.070	1.967

Operating Profit (Loss)

in € millions	6M 2005	6M 2004
Chemical Products	138	64
Acetate Products	-	10
Technical Polymers Ticona	6	15
Performance Products	19	18
Segment total	163	107
Other activities	-26	-73
Total	137	34

Special Charges in Operating Profit (Loss)

in € millions	6M 2005	6M 2004
Chemical Products	-1	-
Acetate Products	-	-
Technical Polymers Ticona	-25	-15
Performance Products	-	-
Segment total	-26	-15
Other activities	-	-19
Total	-26	-34

Depreciation and Amortization Expense

in € millions	6M 2005	6M 2004
Chemical Products	23	65
Acetate Products	-	32
Technical Polymers Ticona	12	24
Performance Products	2	2
Segment total	37	123
Other activities	1	3
Total	38	126

Stock Appreciation Rights Expense

in € millions	6M 2005	6M 2004
Chemical Products	-	-3
Acetate Products	-	-1
Technical Polymers Ticona	-	-3
Performance Products	-	0
Segment total	-	-7
Other activities	-	-8
Total	-	-15

Capital Expenditures

in € millions	6M 2005	6M 2004
Chemical Products	24	43
Acetate Products	-	18
Technical Polymers Ticona	12	34
Performance Products	3	1
Segment total	39	96
Other activities	1	4
Total	40	100

Factors Affecting Six Months 2005 Segment Sales Compared to Six Months 2004

in percent	Volume	Price	Currency	Other	Total
Chemical Products	-1%	11%	-1%	-46%	-37%
Acetate Products	0%	0%	0%	-100%	-100%
Technical Polymers Ticona	3%	-1%	0%	-46%	-44%
Performance Products	11%	-10%	-1%	0%	0%
Segment total	0%	6%	-1%	-51%	-46%

Basis of Presentation

Results Unaudited:    The results presented in this release, together with the adjustments made to present the results on a comparable basis have not been audited and are based on internal financial data furnished to management. The six month results should not be taken as an indication of the results of operations to be reported by Celanese AG for any subsequent period or for the full fiscal year, particularly following the transfer of CAC and CPO Celanese AG & Co. Procurement Olefin KG, Frankfurt am Main to BCP Caylux and Celanese Europe Holding GmbH & Co. KG (BCP), respectively.

Sale of CAC:    In October 2004, BCP, the direct parent of Celanese AG, completed an organizational restructuring (the Recent Restructuring). As a part of the Recent Restructuring, BCP instructed Celanese AG to transfer all of the shares of CAC from Celanese Holding GmbH, a wholly owned subsidiary of Celanese AG, ultimately to BCP Caylux for €291 million. Consequently, substantially all of Celanese AG's North American assets, including significant portions of its Chemical Products and Ticona segments, as well as its entire Acetate Products segment, including that segment's European and Asian assets, were transferred out of Celanese AG. In addition, CPO Celanese Aktiengesellschaft & Co. Procurement Olefin KG, Frankfurt am Main (CPO), a wholly-owned subsidiary of Celanese AG, which acts as a purchasing entity on behalf of Celanese AG as well as for third parties, was sold to BCP for €13 million. Thereafter, BCP Caylux transferred certain assets, including its equity ownership interest in CAC, to BCP Crystal US Holdings Corp. (BCP Crystal).

As a result of these transactions, BCP Crystal holds 100 percent of CAC's equity and, indirectly, all equity owned by CAC in its subsidiaries. In addition, BCP Crystal holds, indirectly, all of the Celanese AG ordinary shares held by BCP. Celanese AG now serves primarily as the holding company for the European business and certain Asian businesses.

As of September 30, 2004, Celanese AG had net intercompany notes with consolidated subsidiaries, which were eliminated in consolidation. As part of the Recent Restructuring, these intercompany notes, as well as the notes generated from the sale of CAC and CPO, were replaced with unsecured notes with its parent for approximately €1 billion. These unsecured notes bear interest 4.67% per annum and mature in 2009.

As this is a transaction between entities under common control, the transfer of CAC and CPO was recorded as a deemed contribution to Celanese AG of €331 million and €13 million, respectively, and are reflected as a net increase in shareholders' equity.

CAC Selected Financial Information

in € millions	6M 2004
Third party net sales	1.031
Operating profit	13
Special charges	-2

Reconciliation of Non-GAAP Measures:     Management compensates for the limitations of using non-GAAP financial measures by using them to supplement GAAP results to provide a more complete understanding of the factors and trends affecting the business than U.S. GAAP results alone. In this regard, we disclose net debt and trade working capital, which are non-GAAP financial measures. Net debt is defined as total debt less cash and cash equivalents, and trade working capital is defined as trade accounts receivable from third parties and affiliates net of allowance for doubtful accounts, plus inventories, less trade accounts payable to third parties and affiliates. Management uses net debt to evaluate capital structure and trade working capital to evaluate investment in receivables and inventory, net of payables. The most directly comparable financial measures presented in accordance with U.S. GAAP in our financial statements for net debt and trade working capital are total debt and the working capital components, respectively. For a reconciliation of these non-U.S. GAAP measures to U.S. GAAP figures, see the accompanying schedules to this release.

Net debt and trade working capital are not a substitute for any U.S. GAAP financial measure. In addition, calculations of net debt and trade working capital contained in this report may not be consistent with that of other companies.

Forward-Looking Statements

This release may contain "forward-looking statements," which include information concerning the company's plans, objectives, goals, strategies, future revenues or performance, capital expenditures, financing needs and other information that is not historical information. When used in this release, the words "estimates," "expects," "anticipates," "projects," "plans," "intends," "believes," and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements are based upon current expectations and beliefs and various assumptions. There can be no assurance that the company will realize these expectations or that these beliefs will prove correct.

There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements contained in this release. Numerous factors, many of which are beyond the company's control, could cause actual results to differ materially from those expressed as forward-looking statements. Certain of these risk factors are discussed in the company's 2004 Annual Report on Form 20-F, which can be accessed from the Celanese Corporation website at www.celanese.com. Any forward-looking statement speaks only as of the date on which it is made, and the company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.